UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FREYR Battery
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L4135L100
(CUSIP Number)
Torstein Sjøtveit Director ATS AS Kleivveien 19 B, 1356 Bekkestua, Norway +47 911 86 657
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L4135L100
1.	Names of Reporting Persons. ATS AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,229,568 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 9,229,568 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,229,568 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.93%* (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. ATS NEXT AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power(1) 9,229,568 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power(1) 9,229,568 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,229,568 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.9%* (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

(1) Solely in its capacity as the sole shareholder of ATS AS.

* The calculation of percent ownership is based on 116,440,191 shares outstanding, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2021.

Item 1.    Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates are the ordinary shares (the “Ordinary Shares”), of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”). The address of the principal executive office of the Issuer is 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg and its telephone number is 00 352 46 61 11 3721. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.    Identity and Background

(a) - (c) and (f)

This Statement is being filed jointly by ATS AS, a private limited liability company incorporated under the laws of Norway (“ATS”), whose principal business is to invest in securities, and ATS Next AS, a private limited liability company incorporated under the laws of Norway (“ATS Next” and together with ATS, the “Reporting Persons”), whose principal business is to serve as the sole shareholder of ATS. Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6.

Set forth in the attached Annex A is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of the Reporting Persons and each Covered Person is c/o ATS AS, Kleivveien 19 B, 1356, Bekkestua, Norway.

(d) - (e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 of this Statement are incorporated to this Item 3 by reference.

In connection with the incorporation of FREYR AS, a company organized under the laws of Norway (“FREYR Legacy”) in February 2018, ATS Next subscribed for 2,500,000 ordinary shares of FREYR Legacy for an aggregate subscription price of NOK 25,000.

In October 2018, ATS Next subscribed for an additional 54,100,000 ordinary shares of FREYR Legacy for an aggregate purchase price of NOK 541,000.

In 2019, ATS Next sold 9,275,429 ordinary shares of FREYR Legacy to EDGE Global LLC for an aggregate purchase price of NOK 7,049,326.

On March 9, 2020, FREYR Legacy entered into a convertible loan agreement for NOK 2 million with ATS Next (the “Convertible Loan”). The convertible note had an interest rate of 10% per annum and contained a share-settled redemption feature upon a Qualified Financing Event (as defined in the Convertible Loan). On July 2, 2020, FREYR Legacy and ATS Next entered into an amendment specifying that ATS Next waived its right to the 30% conversion price discount in exchange for anti-dilution protection. On or about July 24, 2020, ATS Next converted the loan and accrued interest into 1,377,534 ordinary shares of FREYR Legacy at a price of NOK 1.50 per share.

On May 30, 2020, ATS Next purchased 1,700,469 ordinary shares of FREYR Legacy from Teknovekst Ltd., and 657,431 ordinary shares of FREYR Legacy from EDGE Global LLC. Both transactions were at a price per share of NOK 0.01.

In total, ATS Next purchased 51,060,005 ordinary shares of FREYR Legacy for an aggregate purchase price of NOK 2,563,125.71. On January 21, 2021 ATS Next transferred its entire shareholding in FREYR Legacy to ATS.

On January 27, 2021 ATS purchased 490,888 ordinary shares of FREYR Legacy from Vanir Invest I AS, pursuant to the share exchange agreement dated as of January 27, 2021, by and between Vanir Invest I AS, ATS Next AS and EDGE Global LLC in exchange for (i) all of the shares ATS held in Njordr AS and (ii) all of the shares in Sjonfjellet Vindpark Holding AS. The transfer referenced in (i) of this paragraph took place on or about April 27, 2021, and the transfer referred to in (ii) of this paragraph took place on or about July 7, 2021.

In connection with the completion of the Issuer’s business combination with Alussa Energy Acquisition Corp. on July 9, 2021 (the “Business Combination”), all outstanding shares of FREYR Legacy were converted into Ordinary Shares resulting in ATS holding 9,229,568 Ordinary Shares.

Item 4.    Purpose of Transaction

The information set forth in Item 6 of this Statement is incorporated to this Item 4 by reference.

The Reporting Persons acquired Ordinary Shares of the Issuer for investment purposes and in connection with Mr. Sjøtveit’s relationship with FREYR Legacy and the Issuer, as they believed that such shares represented an attractive investment opportunity. As described in Items 3 and 6, the Reporting Persons initially invested in the FREYR Legacy prior to the Business Combination.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.    Interest in Securities of the Issuer

(a) - (b)

The information set forth on the cover pages and in Item 3 of this Statement are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Statement are based on 116,440,191 Ordinary Shares issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed under the Securities Act, with the Commission on July 13, 2021.

ATS directly holds 9,229,568 Ordinary Shares, representing approximately 7.9% of the issued and outstanding Ordinary Shares, and has the sole power to vote and dispose of such Ordinary Shares.

ATS Next, in its capacity as the sole shareholder of ATS, has the ability to direct the management of the business of ATS, including the power to direct the decisions of ATS regarding the voting and disposition of securities held by ATS. Therefore, ATS Next may be deemed to have indirect beneficial ownership of the Ordinary Shares held by ATS.

(c)

The information set forth in Items 3 and 6 of this Statement are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Statement, including those described in Items 3 and 6, there have been no transactions in Ordinary Shares that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in Ordinary Shares in the past sixty days.

(d) - (e)

Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sjøtveit founded FREYR Legacy in, and served as FREYR Legacy’s Executive Chairman since, February 2018.

On June 6, 2021, the Issuer and Mr. Sjøtveit entered into a new executive chairman agreement, pursuant to which Mr. Sjøtveit serves as the Issuer’s Executive Chairman (the “Sjøtveit Executive Chairman Agreement”). The Sjøtveit Executive Chairman Agreement has a term of three years starting on and from July 9, 2021. It also provides for an annual salary of NOK 4,000,000 and awards under the Issuer’s 2021 Equity Incentive Plan. The Sjøtveit Executive Chairman Agreement contains customary confidentiality, non-competition, non-solicitation and intellectual property assignment provisions.

This summary is qualified in its entirety by reference to the full text of the Sjøtveit Executive Chairman Agreement, which is filed as Exhibit 1 and incorporated by reference to this Item 6.

Each of the Reporting Persons and Mr. Sjøtveit are subject to a “lock-up” agreement in connection with the Business Combination, pursuant to which they may not transfer any Ordinary Shares, subject to certain limited exceptions (including with respect to the ability of some shareholders to pledge their shares as a part of commercial lending arrangements or to sell a certain number of Ordinary Shares to settle tax liabilities) during the period commencing from July 9, 2021 and ending on the earliest of (a) July 9, 2022, (b) a date subsequent to July 9, 2021, if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after July 9, 2021 and (c) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

This summary is qualified in its entirety by reference to the full text of the lock-up agreement, a form of which is filed as Exhibit 2 and incorporated by reference to this Item 6.

On July 18, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 3 hereto and is incorporated into this Item 6 by reference.

Item 7.    Material to be Filed as Exhibits

The following are filed as exhibits to this Statement:

Exhibit 1	Executive Chairman Agreement entered into on June 6, 2021 between FREYR Battery and Torstein Dale Sjøtveit (incorporated by reference to Exhibit 10.24 of the Issuer’s Current Report on Form 8-K filed under the Securities Act, with the Commission on July 13, 2021). †

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Annex E of the Issuer’s Registration Statement on Form S-4 filed with the Commission on March 26, 2021).†

Exhibit 3	Joint Filing Agreement by and between ATS AS and ATS Next AS, dated July 18, 2021.

† Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2021

ATS AS

/s/ Torstein Dale Sjøtveit
By: Torstein Dale Sjøtveit
Its: Director

ATS Next AS

/s/ Torstein Dale Sjøtveit
By: Torstein Dale Sjøtveit
Its: Director

Annex A

ATS AS

The name and principal occupation of each of the directors and executive officers of ATS AS are listed below.

Name	Principal Occupation
Ann Kristin Sjøtveit	Project Manager of FREYR Battery
Torstein Sjøtveit	Executive Chairman of FREYR Battery

ATS NEXT AS

The name and principal occupation of each of the directors and executive officers of ATS Next AS are listed below.

Name	Principal Occupation
Ann Kristin Sjøtveit	Project Manager of FREYR Battery
Torstein Sjøtveit	Executive Chairman of FREYR Battery